UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 27, 2026
ARRIVED HOMES 4, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer's telephone number)

www.arrived.com
(Issuer's website)

Arrived Series Breckenridge; Arrived Series Tyner; Arrived Series Cordelia; Arrived Series Allen; Arrived Series Sanford; Arrived Series Dan; Arrived Series Resolana; Arrived Series Westgate; Arrived Series Monterey; Arrived Series Gerald; Arrived Series Mystic; Arrived Series Nicole; Arrived Series Harold; Arrived Series Sandridge; Arrived Series Sullivan; Arrived Series Wendell; Arrived Series Wizard; Arrived Series Arnold; Arrived Series Cole; Arrived Series Annadale; Arrived Series Flintwood; Arrived Series Commodore; Arrived Series Cher; Arrived Series Sachi; Arrived Series Satjanon; Arrived Series Bristol; Arrived Series Westbury; Arrived Series Sonny; Arrived Series Arcola; Arrived Series Holly; Arrived Series Gentry; Arrived Series Cranberry; Arrived Series Troxler; Arrived Series Shawnee; Arrived Series Olivia; Arrived Series Prakash; Arrived Series Lendrum; Arrived Series Funderburk; Arrived Series Kern; Arrived Series Humphreys; Arrived Series Jasmine; Arrived Series Rose; Arrived Series Skitt; Arrived Series 500; Arrived Series Chesterfield; Arrived Series Brownster; Arrived Series Joyce; Arrived Series Jennie; Arrived Series Rattler; Arrived Series Savannah; Arrived Series Travis; Arrived Series Hutchins; Arrived Series Kimble; Arrived Series Hawthorn; Arrived Series Garnet; Arrived Series Moraine; Arrived Series Lavon; Arrived Series Ruby; Arrived Series Zube; Arrived Series Aurora; Arrived Series Greengrove; Arrived Series Beanery; Arrived Series Lincoln; Arrived Series Oakmont; Arrived Series Ruthie; Arrived Series Salsa; Arrived Series Sophie; Arrived Series Spurgeon; Arrived Series Toren; Arrived Series Winnebago

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Net Asset Value as of October 25, 2026

As of 8:00 AM Eastern Time, Sunday, October 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about January 25, 2027.

Series	NAV Per Interest
Allen	$10.24
Annadale	$9.69
Arcola	$9.47
Arnold	$10.10
Breckenridge	$10.49
Bristol	$10.21
Cher	$10.57
Cole	$9.98
Commodore	$9.59
Cordelia	$9.64
Cranberry	$9.82
Dan	$9.67
Flintwood	$10.08
Funderburk	$10.19
Gentry	$9.71
Gerald	$9.78
Harold	$9.97
Holly	$10.28
Monterey	$10.38
Mystic	$9.32
Nicole	$9.81
Olivia	$9.92
Prakash	$9.85
Resolana	$10.10
Sachi	$9.70
Sandridge	$9.93
Sanford	$9.23
Satjanon	$9.58
Shawnee	$9.61
Sonny	$10.66
Sullivan	$9.62
Troxler	$9.65
Tyner	$9.08
Wendell	$9.94
Westbury	$9.71
Westgate	$9.62
Wizard	$9.73

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher
ASSETS
Current assets:
Cash	$8,818	$19,260	$17,297	$12,666	$19,064	$20,400	$13,463
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,649	4,466	6,215	4,451	7,297	6,019	3,614
Property and equipment, net	285,912	334,909	291,945	296,918	352,387	335,450	276,549
Total assets	$299,215	$359,584	$316,548	$314,974	$379,793	$362,852	$294,483

LIABILITIES
Current liabilities:
Accrued expenses	$2,829	$2,437	$-	$3,040	$3,286	$3,172	$1,749
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,162	3,940	7,071	3,761	5,353	3,785	2,816
Tenant deposits	2,095	2,095	4,190	2,595	4,543	3,843	1,895
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,086	$8,472	$11,261	$9,395	$13,181	$10,799	$6,459

MEMBERS' EQUITY (DEFICIT)
Members' capital	301,199	359,517	314,969	305,894	364,320	356,213	300,381
Accumulated deficit	(11,070)	(8,405)	(9,682)	(315)	2,292	(4,160)	(12,357)
Total members' equity (deficit)	$290,129	$351,112	$305,287	$305,579	$366,612	$352,053	$288,024
Total liabilities and members' equity (deficit)	$299,215	$359,584	$316,548	$314,974	$379,793	$362,852	$294,483

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	290,129	351,112	305,287	305,579	366,612	352,053	288,024
Net adjustments to fair value	74,050	51,579	37,980	64,627	93,019	70,939	70,336
TOTAL NET ASSETS	$364,179	$402,691	$343,267	$370,206	$459,631	$422,991	$358,360
NET ASSET VALUE PER INTEREST	$10.24	$9.69	$9.47	$10.10	$10.49	$10.21	$10.57

	Cole	Commodore	Cordelia	Cranberry	Dan	Flintwood	Funderburk
ASSETS
Current assets:
Cash	$9,957	$22,657	$14,184	$12,552	$34,898	$19,445	$17,687
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,230	5,481	4,575	4,075	3,453	4,762	3,647
Property and equipment, net	281,491	370,542	333,407	304,213	260,081	348,970	253,405
Total assets	$296,509	$399,609	$352,983	$321,675	$299,154	$374,224	$275,493

LIABILITIES
Current liabilities:
Accrued expenses	$2,395	$4,313	$3,215	$2,332	$2,192	$4,382	$3,238
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,644	4,238	4,733	2,933	3,713	4,389	1,521
Tenant deposits	2,345	2,595	2,295	2,095	1,695	2,495	2,200
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$8,384	$11,146	$10,244	$7,361	$7,600	$11,266	$6,959

MEMBERS' EQUITY (DEFICIT)
Members' capital	295,918	396,382	350,595	324,693	304,351	369,032	284,259
Accumulated deficit	(7,792)	(7,919)	(7,856)	(10,379)	(12,796)	(6,074)	(15,725)
Total members' equity (deficit)	$288,126	$388,463	$342,739	$314,314	$291,554	$362,958	$268,534
Total liabilities and members' equity (deficit)	$296,509	$399,609	$352,983	$321,675	$299,154	$374,224	$275,493

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	288,126	388,463	342,739	314,314	291,554	362,958	268,534
Net adjustments to fair value	64,215	55,322	61,491	51,179	52,419	78,010	48,966
TOTAL NET ASSETS	$352,341	$443,784	$404,229	$365,493	$343,973	$440,968	$317,500
NET ASSET VALUE PER INTEREST	$9.98	$9.59	$9.64	$9.82	$9.67	$10.08	$10.19

	Gentry	Gerald	Harold	Holly	Monterey	Mystic	Nicole
ASSETS
Current assets:
Cash	$18,944	$9,711	$16,834	$24,853	$14,085	$11,820	$11,574
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,972	3,255	3,997	4,242	3,430	3,312	4,447
Property and equipment, net	327,634	300,063	296,567	301,401	284,359	294,012	290,894
Total assets	$352,615	$313,833	$318,259	$331,288	$302,732	$310,142	$307,634

LIABILITIES
Current liabilities:
Accrued expenses	$2,689	$2,494	$2,582	$3,642	$2,775	$3,514	$2,240
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,547	3,555	3,681	3,098	3,957	3,789	3,762
Tenant deposits	2,795	1,850	2,250	2,195	1,750	2,195	2,345
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,031	$7,899	$8,513	$8,935	$8,482	$9,498	$8,347

MEMBERS' EQUITY (DEFICIT)
Members' capital	348,749	329,032	326,177	322,034	303,458	315,056	296,733
Accumulated deficit	(5,165)	(23,098)	(16,432)	319	(9,209)	(14,412)	2,554
Total members' equity (deficit)	$343,584	$305,934	$309,746	$322,353	$294,250	$300,644	$299,287
Total liabilities and members' equity (deficit)	$352,615	$313,833	$318,259	$331,288	$302,732	$310,142	$307,634

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	343,584	305,934	309,746	322,353	294,250	300,644	299,287
Net adjustments to fair value	51,419	57,570	59,789	61,085	80,030	41,025	57,331
TOTAL NET ASSETS	$395,003	$363,504	$369,535	$383,438	$374,280	$341,669	$356,618
NET ASSET VALUE PER INTEREST	$9.71	$9.78	$9.97	$10.28	$10.38	$9.32	$9.81

	Olivia	Prakash	Resolana	Sachi	Sandridge	Sanford	Satjanon
ASSETS
Current assets:
Cash	$27,119	$28,638	$6,531	$7,859	$16,489	$6,688	$23,996
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,464	2,325	5,627	6,007	5,286	3,231	3,678
Property and equipment, net	302,205	327,937	278,524	322,062	322,050	169,201	364,915
Total assets	$334,645	$359,913	$291,315	$336,838	$344,618	$179,642	$393,427

LIABILITIES
Current liabilities:
Accrued expenses	$3,582	$3,987	$3,545	$2,775	$3,627	$3,195	$2,240
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	2,146	2,206	3,756	3,652	4,240	2,486	3,513
Tenant deposits	2,295	2,395	2,145	2,295	3,743	1,995	2,495
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$8,023	$8,588	$9,446	$8,722	$11,609	$7,676	$8,248

MEMBERS' EQUITY (DEFICIT)
Members' capital	332,600	364,016	295,265	348,555	341,345	167,988	385,860
Accumulated deficit	(5,979)	(12,691)	(13,396)	(20,439)	(8,336)	3,978	(681)
Total members' equity (deficit)	$326,621	$351,325	$281,869	$328,115	$333,009	$171,966	$385,179
Total liabilities and members' equity (deficit)	$334,645	$359,913	$291,315	$336,838	$344,618	$179,642	$393,427

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	326,621	351,325	281,869	328,115	333,009	171,966	385,179
Net adjustments to fair value	40,885	43,861	71,730	58,768	66,882	26,232	40,914
TOTAL NET ASSETS	$367,506	$395,186	$353,599	$386,883	$399,890	$198,198	$426,093
NET ASSET VALUE PER INTEREST	$9.92	$9.85	$10.10	$9.70	$9.93	$9.23	$9.58

	Shawnee	Sonny	Sullivan	Troxler	Tyner	Wendell	Westbury
ASSETS
Current assets:
Cash	$21,810	$13,832	$18,506	$19,421	$12,842	$12,134	$10,464
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,367	3,896	4,249	4,595	5,962	4,288	4,027
Property and equipment, net	303,908	276,549	305,471	292,180	406,862	286,834	276,890
Total assets	$330,925	$295,134	$329,002	$316,986	$426,397	$304,032	$292,214

LIABILITIES
Current liabilities:
Accrued expenses	$2,700	$3,467	$2,675	$-	$2,044	$2,183	$3,440
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	2,940	2,980	4,010	6,185	6,115	3,421	3,129
Tenant deposits	2,195	1,895	2,595	2,445	3,693	2,245	2,045
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,835	$8,342	$9,280	$8,630	$11,852	$7,848	$8,614

MEMBERS' EQUITY (DEFICIT)
Members' capital	321,493	294,478	331,068	310,412	419,251	297,553	297,878
Accumulated deficit	1,598	(7,687)	(11,346)	(2,056)	(4,706)	(1,370)	(14,279)
Total members' equity (deficit)	$323,091	$286,791	$319,722	$308,357	$414,545	$296,183	$283,600
Total liabilities and members' equity (deficit)	$330,925	$295,134	$329,002	$316,986	$426,397	$304,032	$292,214

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	323,091	286,791	319,722	308,357	414,545	296,183	283,600
Net adjustments to fair value	36,528	74,867	52,894	41,604	42,106	53,055	50,603
TOTAL NET ASSETS	$359,619	$361,658	$372,616	$349,961	$456,651	$349,238	$334,203
NET ASSET VALUE PER INTEREST	$9.61	$10.66	$9.62	$9.65	$9.08	$9.94	$9.71

	Westgate	Wizard
ASSETS
Current assets:
Cash	$19,665	$17,834
Other receivables	-	-
Prepaid expenses	-	-
Deposits	5,054	5,070
Property and equipment, net	326,355	318,481
Total assets	$352,058	$342,334

LIABILITIES
Current liabilities:
Accrued expenses	$2,611	$2,373
Accounts payable	-	-
Due to (from) related parties	4,405	3,933
Tenant deposits	2,795	2,795
Note payable, related party	-	-
Mortgage payables	-	-
Total liabilities	$9,811	$9,101

MEMBERS' EQUITY (DEFICIT)
Members' capital	343,620	333,942
Accumulated deficit	(1,373)	(709)
Total members' equity (deficit)	$342,247	$333,233
Total liabilities and members' equity (deficit)	$352,058	$342,334

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	342,247	333,233
Net adjustments to fair value	53,230	49,086
TOTAL NET ASSETS	$395,477	$382,319
NET ASSET VALUE PER INTEREST	$9.62	$9.73

[1] Estimated Balance Sheet as of August 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over the lesser of ten years and the fixed rate period of the long term financing tied directly to the assets (typically five to ten years), and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered "forward-looking statements."  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager's expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings "Summary – Summary Risk Factors" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the parties' assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 27, 2026.

ARRIVED HOMES 4, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer